Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Nevsun Resources Ltd. (the “Company”) Suite 800 – 1075 West Georgia Street Vancouver, BC V6E 3C9

Item 2	Date of Material Change

March 19, 2012

Item 3	News Release

A news release was issued on March 19, 2012 and disseminated by Marketwire and Canada Stockwatch.

Item 4	Summary of Material Change

The Company announced the initiation of a common share repurchase program using the normal course issuer bid facility under Toronto Stock Exchange (“TSX”) rules. The Company has received approval from the TSX to purchase up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Clifford T. Davis Telephone: (604) 623-4700

Item 9	Date of Report

March 19, 2012

N E W S R E L E A S E

March 19, 2012

Nevsun Announces Share Repurchase Program

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU, the “Company”) announces the initiation of a common share repurchase program using the normal course issuer bid facility under Toronto Stock Exchange (“TSX”) rules.  Nevsun has received approval from the TSX to purchase up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012.  The purchases may commence no earlier than March 26, 2012 and continue over the next six months depending on market conditions until September 26, 2012.

The TSX approved the plan pursuant to which the Company has indicated that it intends to make a normal course issuer bid for certain of its outstanding common shares.  Daily purchases will not be greater than 25% of the average daily trading volume of 594,331 common shares on the TSX in the preceding six calendar months, or up to 148,583 shares per day depending on market conditions and subject to prescribed exceptions.  Purchases will be made in open market transactions by a registered investment dealer through the facilities of the TSX and through other Canadian market places.  Any common shares purchased pursuant to the bid will be cancelled by the Company.  Management of the Company believe that the current share price is not reflective of the underlying value of the business.

A copy of the Company's Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Nevsun’s Corporate Secretary.

This news release does not constitute a solicitation of an offer to buy any of the securities in the United States.

Forward Looking Information: The above contains forward-looking statements regarding timing and amount of common share purchases by the Company and the potential value of the Company’s business and shares. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com